SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 333-85834

A. (Full title of the Plan)

The Children’s Place 401(k) Savings Plan

Plan Number:  001

The Children’s Place Retail Stores, Inc.

B. (Name of issuer of the securities held pursuant to the Plan)

The Children’s Place, Inc.

915 Secaucus Road
Secaucus, NJ 07094

(Address of principal executive office)

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the year ended December 31, 2007 consists of audited financial statements of The Children’s Place 401(k) Savings Plan as of December 31, 2007 and December 31, 2006 and for the year ended December 31, 2007 and the supplemental schedule thereto.  The Children’s Place 401(k) Savings Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and in accordance with Item 4 of the sections of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and supplemental schedule furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions.  Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

THE CHILDREN’S PLACE 401(K) SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	4

Notes to Financial Statements as of December 31, 2007 and 2006, and for the Year Ended December 31, 2007	5–11

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2007	12

SIGNATURE	13

EXHIBIT

23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of

The Children’s Place 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Children’s Place 401(k) Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Edison, New Jersey

June 27, 2008

THE CHILDREN’S PLACE 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:

Participant –directed investments, at fair value	$48,207,701	$41,399,899
Net assets available for benefits at fair value	48,207,701	41,399,899

Adjustment from fair value to contract value for fully benefit responsive investments	116,709	96,407

NET ASSETS AVAILABLE FOR BENEFITS	$48,324,410	$41,496,306

See accompanying notes to financial statements

THE CHILDREN’S PLACE 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

2007
ADDITIONS:
Contributions:
Participant Contributions	$6,966,449
Employer Contributions	2,728,968
Rollovers	1,461,225
Total Contributions	11,156,642

Investment Income
Net depreciation in fair value of investments	(1,475,966)
Dividends	2,763,030
Interest	96,487
Net investment income	1,383,551

TOTAL ADDITIONS	12,540,193

DEDUCTIONS:
Benefits paid to participants	5,646,963
Administrative expenses	65,126
TOTAL Deductions	5,712,089

INCREASE IN NET ASSETS	6,828,104

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	41,496,306

End of year	$48,324,410

See accompanying notes to financial statements

THE CHILDREN’S PLACE 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007

1.                      DESCRIPTION OF THE PLAN

The following description of The Children’s Place 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of The Children’s Place Retail Stores, Inc. (the “Company” or “Sponsor”) and its subsidiaries organized in the United States who have three months of service.  Fidelity Management and Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Sponsor—The Sponsor filed its delayed Annual Report on Form 10-K for the fiscal year ended February 3, 2007 and its fiscal 2007 Quarterly Reports on Form 10-Q for the second quarter ended July 29, 2006, the third quarter ended October 28, 2006, as well as the fiscal 2007 Quarterly Reports on Form 10-Q for the first quarter ended May 5, 2007, and second quarter ended August 4, 2007 with the Securities and Exchange Commission on December 5, 2007.

On December 5, 2007, the Sponsor notified the Board of Directors of the NASDAQ Stock Market that it had filed all of its delinquent periodic reports necessary to regain compliance with Rule 4310(c)(14) in advance of its extended deadline of January 9, 2008.

Effective January 1, 2008, the Sponsor lifted the participant suspension imposed September 13, 2006 preventing the purchase of shares of its common stock in the Plan.

Contributions—Each year, participants may contribute up to 60% of their pretax annual compensation, as defined in the Plan, subject to certain limitations of the Internal Revenue Code (“IRC”). The Company contributes 100% of the first 3% of covered compensation plus 50% of the next 2% of covered compensation that a non-highly compensated participant contributes to the Plan, and up to 50% of the first 5% of covered compensation that a highly compensated participant contributes to the Plan. Participants must participate in the plan for one year in order to be eligible for matching contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested pursuant to participant elections. The Plan currently offers twenty-three mutual funds and The Children’s Place Retail Stores, Inc. common stock, (“The Children’s Place Common Stock”) as investment options for participants.

Vesting— Participants are vested immediately in their contributions plus actual earnings thereon.  Non-highly compensated participants are also 100% vested in the Company’s contribution.  For the year ended December 31, 2007, vesting in the Company’s contribution portion of highly compensated participants’ accounts was based on years of continuous service, as follows:

Years of Service	Vested Percentage

1	0%
2	25%
3	50%
4	75%
5	100%

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at an annual rate of prime plus 1%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits— On termination of service due to death, disability, or retirement, a participant or participant’s beneficiary upon death may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts—At December 31, 2007 and 2006, forfeited nonvested accounts totaled $8 and $1,574, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2007, employer contributions were reduced by $60,162 from forfeited nonvested accounts.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Recent Accounting Pronouncements —In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 provides a common definition of fair value to be applied to existing generally accepted accounting principles requiring the use of fair value measures, establishes a framework for measuring fair value and enhances disclosure about fair value measures under other accounting pronouncements, but does not change existing guidance as to whether or not an asset or liability is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and, as such, will be adopted by the Plan in 2008. Adoption of SFAS No. 157 is not expected to have a material impact to the Plan.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value and quoted market prices are used to value investments.  The Fidelity Managed Income Portfolio Fund is included at fair value with an adjustment to contract value.  As of December 31, 2007 and 2006, the contract value of the Plan’s investment in Fidelity Managed Income Portfolio is $10,855,895 and $9,669,997, respectively.

Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at the outstanding loan balances.  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan and the Sponsor as provided in the Plan document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. As of December 31, 2007 and 2006, there were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid.

3.                      RISKS AND UNCERTAINTIES

The Plan utilizes various investment instruments, including mutual funds and common stock of the Company. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

4.                      FIDELITY MANAGED INCOME PORTFOLIO FUND INVESTMENT CONTRACT

The Fidelity Managed Income Portfolio Fund (the “Portfolio”) is a common collective trust that has an investment objective to seek preservation of capital and a competitive level of income over time.  The Portfolio is stated at an estimated fair value based on the unit values of the underlying funds.  To achieve this investment objective, the Portfolio invests in fixed income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements.  Also, the Portfolio enters into wrap contracts, which are agreements with insurance companies and other financial institutions that are designed to help preserve principal and provide a stable crediting rate. These contracts are fully benefit responsive and provide that plan participant initiated withdrawals permitted under the Plan will be paid at contract value.

The portfolio is included in the financial statements in net assets available for benefits, initially at fair value and then adjusted to contract value as reported to the Plan by the investment manager.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (i) the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code; (ii) the establishment of a defined contribution plan that competes with the Plan for employee contributions; (iii) any substantive modification of the Plan or the administrator of the Plan that is not consented to by the wrap issuer; (iv) complete or partial termination of the Plan; (v) any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on a portfolio’s cash flow; (vi) merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; (vii) any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in a portfolio or to transfer assets out of a portfolio; (viii) exclusion of a group of previously eligible employees from eligibility in the Plan; (ix) any early retirement program, group termination, group layoff, facility closing, or similar program; or (x) any transfer of assets from a portfolio directly to a competing option.  The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

A wrap issuer may terminate a wrap contract for cause at any time.

The average yield the Portfolio earned was approximately 4.65% and 3.89% at December 31, 2007 and 2006, respectively.  The average yield credited to participants was approximately 4.40% and 4.27% at December 31, 2007 and 2006, respectively.

5.                      INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006 are as follows:

	2007	2006
ASSETS:
**Fidelity Equity Income Fund (114,836 shares and 105,762 shares, respectively)	$6,334,329	$6,192,417

**Fidelity Diversified International Fund (128,720 shares and 97,088 shares, respectively)	5,135,917	3,587,413

**Fidelity Mid-Cap Fund (144,110 shares and 121,872 shares, respectively)	4,213,768	3,551,372

**±Fidelity Managed Income Portfolio Fund at contract value (10,855,895 shares and 9,669,997 shares, respectively)	10,855,895	9,669,997

**The Children’s Place Common Stock (24,438 shares and 32,246 shares, respectively)	*	2,048,277

* amounts were less than 5% of the Plan’s total assets available for benefits for the respective year
**Party-in-interest
± Fair value of the Fidelity Managed Income Portfolio Fund as of December 31, 2007 and 2006 was $10,739,186 and $9,573,590 respectively

During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual Funds	$(367,704)
The Children’s Place Common Stock	(1,108,262)
Net depreciation in fair value of investments	$(1,475,966)

6.       EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management and Trust Company. Fidelity Management and Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2007 and 2006, the Plan held 24,438 shares and 32,246 shares, respectively, of common stock of The Children’s Place Retail Stores, Inc., the sponsoring employer, with a cost basis of $708,729 and $928,599, respectively.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.  These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the Code and the rules and prohibited transactions of ERISA.

7.                      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

8.                      FEDERAL INCOME TAX STATUS

Although the Plan uses a Fidelity Basic Plan Document, it has not applied for a determination letter from the IRS in its own name.  The Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income tax has been included in the Plan’s financial statements.

9.                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

 Form 5500 reports the Portfolio at fair value per the Form 5500 instructions; thus the fair value per the Form is reconciled herein to the contract value shown in the Statement of Net Assets Available for Benefits.

Loans to participants per the statements of net assets available for benefits differs from loans to participants per the Form 5500 as of December 31, 2007 and 2006, because certain conditions apply which cause certain loans to be reported as a deemed distribution for tax purposes.  The loans are properly reported as a Plan asset for financial statement purposes as determined by the written terms of the Plan document, related Plan policies and procedures and the loan document.  The distributions per the statement of changes in net assets available for benefits differs from the distributions per Form 5500 because these loans were deemed distributed for tax purposes during the current year.

Additionally, the stock purchase account is a money market account that is used as a plan-level account in the recordkeeping of the purchase and sale of fractional shares of The Children’s Place Common Stock.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2007 and 2006:

	2007	2006
Net assets available per the financial statements	$48,324,410	$41,496,306
Less: Participant loan amounts deemed distributed for tax purposes	(8,595)	(8,559)
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(116,709)	(96,407)
Net assets available for benefits per Form 5500	$48,199,106	$41,391,340

The total interest required to be reported on Form 5500 includes interest bearing cash in The Children’s Place Stock Purchase Account and excludes loans that have been deemed distributed and have had no post-default payment activity.  The following is a reconciliation of interest per the financial statements to Form 5500 for the year ended December 31, 2007:

2007
Interest per the financial statements	$96,487
Less: Interest on deemed distributed loans with no post- default payments	(393)
Total interest per Form 5500	$96,094

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the years ended December 31, 2007 and 2006:

	2007	2006
Benefits paid to participants per the financial statements	$5,646,963	$4,723,195

Less: prior year participant loans deemed distributed for tax purposes	—	(11,592)

Add: current year participant loans deemed distributed for tax purposes	—	8,559

Less: interest on deemed loans with no default payments	—	(570)

Less: previously defaulted loans	(16,064)	—

Less: prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(96,223)

Add: current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	96,407

Benefit payments to participants per Form 5500	$5,630,899	$4,719,776

******

THE CHILDREN'S PLACE 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i -	EIN: 31-1241495
SCHEDULE OF ASSETS (HELD AT END OF YEAR)	Plan No. 001
AS OF DECEMBER 31, 2007

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value

*	Fidelity Equity Income Fund	Mutual Fund	**	$6,334,329
*	Fidelity Investment Grade Bond Fund	Mutual Fund	**	1,886,878
*	Fidelity Low Priced Stock Fund	Mutual Fund	**	1,646,261
*	Fidelity Diversified International Fund	Mutual Fund	**	5,135,917
*	Fidelity Small Cap Independent Fund	Mutual Fund	**	1,290,086
*	Fidelity Mid-Cap Stock Fund	Mutual Fund	**	4,213,768
*	Fidelity Freedom Income Fund	Mutual Fund	**	180,038
*	Fidelity Freedom 2000 Fund	Mutual Fund	**	138,480
*	Fidelity Freedom 2010 Fund	Mutual Fund	**	766,432
*	Fidelity Freedom 2020 Fund	Mutual Fund	**	1,752,927
*	Fidelity Freedom 2030 Fund	Mutual Fund	**	1,626,820
*	Fidelity Freedom 2040 Fund	Mutual Fund	**	1,159,089
*	Fidelity Freedom 2005 Fund	Mutual Fund	**	98,657
*	Fidelity Freedom 2015 Fund	Mutual Fund	**	1,198,994
*	Fidelity Freedom 2025 Fund	Mutual Fund	**	830,235
*	Fidelity Freedom 2035 Fund	Mutual Fund	**	947,195
*	Fidelity Freedom 2045 Fund	Mutual Fund	**	22,491
*	Fidelity Freedom 2050 Fund	Mutual Fund	**	58,099
*	Fidelity Managed Income Portfolio	Common/Collective Fund	**	10,739,188
	Selected American S	Mutual Fund	**	1,499,292
	American Funds Growth Fund of American R4	Mutual Fund	**	2,338,898
	Spartan US Equity Index Fund	Mutual Fund	**	1,154,095
	ABF Small Cap Value Fund	Mutual Fund	**	1,077,420
	The Children's Place Common Stock Fund	Common Stock	**	634,044
*	Loans to Participants	Loan Fund -Participant Loans;	**	1,469,473
		interest rates ranging from 5 to 9% maturity dates from 2008 to 2017
TOTAL INVESTMENTS				$48,199,106

* Party in interest

** Cost information is not required for participant directed investments, and is therefore not included

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned, hereunto duly authorized.

The Children’s Place 401(k) Savings Plan

By:	/s/ Susan Riley	Date:	June 27, 2008
Susan Riley
Executive Vice President
Finance & Administration